Attn: Lyn Shenk, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Standard Parking Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 000-50796

Dear Ms. Shenk:

On behalf of Standard Parking Corporation, a Delaware corporation (the “Company”), and in connection with your review of the above referenced filings, we are writing in response to the Staff’s comments on our Form 10-K for the year ended December 31, 2009, Form 10-Q for the fiscal quarter ended September 30, 2010, and Definitive Proxy Statement on Schedule 14A filed April 5, 2010.

You have requested that we comply with your comments regarding any expanded or revised disclosure in future filings. To facilitate your review, in certain instances we have presented our proposed expanded or revised disclosure, where applicable, in our response to your comments. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

SEC comment #1 – Our business would be harmed if fewer clients obtain liability insurance through us, page 17

1.	We note your disclosure that your business would be harmed if fewer clients obtain liability insurance coverage through you. Please revise this disclosure to quantify the potential effect this could have on your results of operations.

If we would have experienced a 10% increase in the number of client locations that purchased insurance independently, our operating income in 2009 would have been reduced by approximately $0.1 million. If we decide to retain this risk factor in future filings, we will expand the risk factor to quantify the potential financial impact to the Company.

Notes to Consolidated Financial Statement

SEC comment #2 – Note 5. Borrowing Arrangements, page 63

2.	Per your footnote disclosure, you have a $210 million revolving senior credit facility, which includes a letter of credit sub-facility with a sublimit of $50 million. You also disclose that at December 31, 2009, you had approximately $16.9 million of letters of credit outstanding under the facility, borrowings of approximately $109.9 million against the facility, and available borrowing capacity of approximately $15.8 million under the facility. Please tell us whether there are factors and/or covenants (e.g. your total debt to EBITDA ratio covenant) that limited your borrowing capacity to an amount below $210 millions at December 31, 2009. If so, please expand your footnote disclosure to discuss those factors and/or covenants. Furthermore, if your senior credit facility only permits $160 millions of actual borrowings – that is, because of the existence of the letter of credit sub-facility – please clarify in your disclosure whether the $16.9 million of currently outstanding letters of credit reduce your actual allowable borrowings or solely reduce your remaining available capacity under the letter of credit sub-facility.

Certain financial covenants may limit the Company’s capacity to fully draw on its $210.0 million revolving credit facility. The senior credit facility has two financial covenants: Fixed Charge Coverage Ratio and Total Debt to EBITDA Ratio. Based on the Company’s actual Total Debt, EBITDA and maximum Total Debt to EBITDA covenant at December 31, 2009, the maximum borrowing capacity under the credit facility was $142.5 million, leaving $15.8 million available after deducting actual borrowings and letters of credit.

The $50.0 million letter of credit sub-limit does not limit the maximum actual borrowings to $160.0 million. In essence, if the Company did not have any letters of credit outstanding, the full $210.0 million would be available for borrowing, subject to covenant limitations.

We will expand our footnote disclosure in future filings to discuss these factors and/or covenants and clarify in our disclosure the impact of the letter of credit sub-facility on our available capacity.

Form 10-Q for Fiscal Year Ended September 30, 2010

Notes to Condensed Consolidated Interim Financial Statements

SEC comment #3 – Note 10. Long-Term Receivables, Net, Deficiency Payments, page 12

3.	We note that the portion of your long-term receivable balance that relates to deficiency payments (“advances”) made in accordance with your agreement with the State of Connecticut (the “State”) has increased annually from approximately $4.1 million at December 31, 2007 to approximately $13.0 million at September 30, 2010. In your footnote disclosure, you have indicated that i) your agreement with the State does not place time restrictions or other limitations on your right to reimbursement of the deficiency payments and ii) you believe the advances are fully recoverable. However, we also note from your disclosure that the annual guaranteed minimum payments to the State, which trigger the deficiency payments to the trustee when revenues generated by the surface and garage operations at Bradley International Airport are insufficient, are expected to increase between fiscal year 2010 and lease year 2024. Given that future increases in the annual guaranteed minimum payments would appear to result in additional exposure to deficiency payment obligations, please explain to us in detail how you have determined that deficiency payments that have been made to-date are fully recoverable. As part of your response, tell us i) the factors and/or trends that have caused the gross revenues collected from the operation of the surface and garage parking facilities at Bradley International Airport to be insufficient to fund the annual guaranteed minimum payments to the State in prior periods, ii) the reasons why you believe that the impact of those factors and/or trends will be reduced, offset, or eliminated in future periods, and iii) your expectations regarding the timing of when deficiency payments will no long be required and significant collections of prior advances will commence.

Section 6(b)(4) of the Construction, Financing and Operating Special Facility Lease Agreement, which governs reimbursement of Guarantor Payments (unlike other provisions of the agreement, such as termination) places no time restriction on the company’s right to reimbursement and no such language limiting the company’s reimbursement right exists in the agreement.

The escalations in the annual guaranteed payments to the State during the specified period represent increases of $0.2 — $0.3 million or 2.1% on an annual basis. However, we can control and/or adjust other various expenses based on prevailing economic conditions. In addition, our agreement includes mandatory parking rate increases in various fiscal years (next scheduled contractual increase is in 2012) and we have the ability to unilaterally increase future parking rates if certain revenue targets are not achieved.

We have operated at the Bradley International Airport since 1952 and have operated through periods of economic recession/growth, as well as the September 11 attacks, and have compiled a significant amount of historical data related to those periods and their affects on parking revenues.

The primary factor causing parking revenues to be insufficient to pay annual Guaranteed Payments during the period you noted was attributed to a reduction in airline enplanements, which is the number of passengers boarding a flight, caused by the economic recession. During that period, airline enplanements declined approximately 22%. However, we have experienced other significant enplanement declines related to past recessions and the September 11 attacks, which were followed by periods of moderate to significant (double-digit) enplanement growth as they return to more normalized levels.

In early 2010 we began to see trends indicating enplanements had bottomed out, and the second quarter experienced a 1% increase in airline enplanements resulting from an overall improvement in economic conditions. In addition to that improvement, JetBlue began servicing the Bradley International Airport in the fourth quarter. For the quarter ended September 30, 2010, airline enplanements increased approximately 5% when compared to the same period in 2009 and was a contributing factor to a $0.2 million deficiency repayment to us from the trustee for the 2010 third quarter. This deficiency repayment from the trustee represents a $1.0 million cash increase when compared to the same period in 2009, when $0.8 million in deficiency payments were made to the trustee. In addition, October and November 2010 airplane enplanements increased an average of 10% compared to the same period in 2009.

We anticipate this positive trend to continue into 2011, with enplanements beginning to return to a more normalized level. We would then anticipate enplanements increasing an average of approximately 3% year-over-year throughout the balance of our term based on historical actual enplanement data. We are currently projecting our need to fund ongoing deficiency payments to end in the fourth quarter of 2011. We further expect to begin receiving past deficiency repayments from the trustee in early 2012.

Definitive Proxy Statement on Schedule 14A

SEC comment #4 – Compensation Discussion and Analysis, page 13

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company concluded that that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion was based on the following process and analysis:

Our Chief Administrative Officer, Executive Vice President / General Counsel, and EVP- Human Resources (hereinafter referred to as the “review committee”) considered all of the Company’s compensation policies and practices and their potential impact on employees at the Company. This analysis and the conclusions were then reviewed with the Compensation Committee of the Board of Directors as well as external legal counsel. The analysis considered the major components of compensation as well as how the Company’s polices might promote activities by employees that are potentially detrimental to the Company.

The compensation for our employees is comprised of a combination of some or all of the following components, depending on organizational level: base salary, variable pay (in the form of annual bonus) or commissions for sales personnel and for senior executives, restricted stock units and performance-based restricted stock. The review committee first considered the types of compensation plans and policies that may have the potential to encourage excessive risk taking. Specifically a very low salary in relation to variable (incentive) compensation; performance metrics based solely on profit or revenue solely managed or controlled by an employee; and the lack of multiple approval and oversight on any compensation plan design, application or computation. The review committee concluded that none of these program designs or conditions exists at the Company.

Furthermore the review committee reviewed the actual programs and the various checks and balances that exist relative to the on-going management the Company’s compensation programs and policies. Several of the conclusions are noted below:

•	No salaried employee is given incentives that are reasonably likely to have an adverse affect because the variable compensation is capped.

•	In most executive and salaried positions, the annual incentive compensation or long-term opportunity in relation to similar jobs in general industry (as a percentage of total compensation and in absolute terms) is generally less than market median and therefore not overly weighted towards incentives.

•	Our annual incentive plans have payouts at multiple levels of performance (as opposed to all or nothing).

•	The Company’s performance metrics are realistic and drive long-term sustained value.

•	The Company’s culture emphasizes continuous improvement and shareholder value creation through the longer term compensation plan structure (RSUs) which has significant long-term vesting provisions.

•	The overall compensation of executives is not overly weighted towards achievement of the performance criteria in a specific year.

•	The Company’s stock ownership guidelines are reasonable and encourage a longer term perspective.

•	The Company has established internal controls and standards of business ethics and conduct, all which help mitigate our compensation risk.

Based on these and other factors, both our review committee and the Compensation Committee concluded that our compensation policies and practices do not encourage our employees to take undue risks for short-term gain. Accordingly, the review committee and Compensation Committee concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

SEC comment #5 – Compensation Philosophy and Benchmarking, page 15

5.	We note you benchmark against general industry data. Please confirm that in the future you will list the companies against which you benchmark.

The Company uses published survey data as a benchmarking tool but does not benchmark against specific companies within such surveys. The Company operates in a small and fragmented industry with no direct competitors that are public. Accordingly, the Company does not use data that is specific to any company within the surveys. Based on the recommendation of Watson Wyatt (now Towers Watson), the Company uses data from two nationally recognized published surveys. These surveys represent a broad group of general industry companies and service industry companies.

The surveys used by Watson Wyatt in their evaluation of base salaries, total cash compensation and total direct compensation for our CEO and other NEOs include Watson Wyatt Data Services 2007/2008 Survey Report on Top Management Compensation and the Mercer 2008 US Mercer Benchmark Database — Executive. These surveys represent 1,375 and 2,579 companies respectively. Using commonly accepted statistical techniques, Watson Wyatt adjusts the compensation data from the companies in the survey with annual revenues significantly different from ours in order to better correlate the data with ours. Watson Wyatt also adjusts position specific survey data to better match the actual responsibilities we assign to the position most comparable to the industry standard position. For confidentiality reasons, Watson Wyatt and the other survey houses do not disclose the specific compensation data by company in these surveys. Our survey group is updated regularly (bi-annually), and will be adjusted when we complete our next executive benchmarking study to ensure accurate market comparisons. We believe that the aforementioned survey group is appropriate because it provides a significant sample size, includes reasonably accurate executive position matches for benchmarking purposes, and includes companies from other industries from which we might potentially recruit. This is the same benchmarking process we intend to use in the upcoming proxy. Although it is not practicable to list all of the companies against which we benchmark compensation, we will disclose additional information about the nature of the companies included in these surveys.

SEC comment #6 – Compensation Program Components, page 15

6.	We note your disclosure regarding base salary, annual incentive, and long-term incentives. For example, we note your use of budgeted corporate EBITDA and divisional pre-tax net income for determining target bonuses under the Management Incentive Compensation Program, and three-year performance targets of pre-tax net income and pre-tax free cash flow for the Long-term Incentive Program, but we were unable to locate the historical company-wide targets. In future filings, please include quantitative disclosure regarding the determination of such targets and the targets actually reached pursuant to item 402(b)(2) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

In future filings, we will include the historical company-wide targets and actual performance in comparison to the targets for the applicable incentive plan.

In connection with this response, the Company hereby acknowledges that:

(i)	we are responsible for the adequacy and accuracy of the disclosure in our filings;

(ii)	staff comments or changes to disclosure in response to staff comments in our filing do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STANDARD PARKING CORPORATION

Dated: January 12, 2011

By: /s/ G. MARC BAUMANN
Executive Vice President, Chief Financial
Officer and Treasurer (Principal Financial
Officer)

Dated: January 12, 2011

By: /s/ DANIEL R. MEYER
Senior Vice President, Corporate Controller and
Assistant Treasurer (Principal Accounting
Officer and Duly Authorized Officer)